Baker & McKenzie LLP

2300 Trammell Crow Center
2001 Ross Avenue
Dallas, Texas   75201
United States

Tel: +1 214 978 3000
Fax: +1 214 978 3099
www.bakermckenzie.com

Albert G. McGrath, Jr.

Tel: +1 214 978 3028

albert.g.mcgrath@bakernet.com

November 9, 2012
Mellissa Campbell Duru Special Counsel United States Securities & Exchange Commission Office of Mergers & Acquisitions Washington, DC 20549-3628
Gold Reserve Inc. Schedule TO-I/A Filed November 7, 2012 File No. 5-78278
Dear Ms. Duru:

On behalf of our client, Gold Reserve Inc. (“Gold Reserve” or the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter of November 9, 2012 relating to the above-referenced Schedule TO-I (the “Schedule TO”).  To facilitate your review, we have repeated each of the comments in italics followed immediately by the response of Gold Reserve to that particular comment.  Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Schedule TO.

Schedule TO-I/A

General

1.         We refer to the form of CVR certificate and prior comments 16-18 contained in our September 27, 2012 letter. Please supplement the description of the CVR in the Offer to Purchase to succinctly and completely address material features. For example.

•         if true, confirm and clarify in a revised filing that tendering noteholders will receive the fair market value in the form of cash consideration of any non-cash proceeds the company obtains as part of their pro rata CVR payment;

            The Company proposes to supplement its disclosure to include the following:

Proceeds that may be received by the Company with respect to any arbitration award or settlement or the sale of mining data may be in the form of cash, securities, commodities, bonds or other non-cash consideration.  Prior to agreeing to accept any non-cash consideration as all or part of any proceeds that the Company reasonably determines in good faith would be impracticable to apportion (an “Undistributable Asset”), the Company will notify the largest noteholder (determined on the basis of the principal amount of Modified Notes then outstanding). The Company may not agree to accept any Undistributable Asset without the consent of  the largest noteholder and will negotiate with such noteholder on behalf of all holders of CVRs a mutually agreeable disposition for the rights of all holders of CVRs with respect to such Undistributable Asset. There can be no assurances that a CVR holder will receive a cash distribution from the proceeds of an Undistributable Asset. Any distribution of non-cash consideration in the form of securities will likely require the Company to file a registration statement with the SEC or determine the availability of an exemption therefrom. The Company will make such a determination in its negotiations with the largest noteholder.

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

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•         clarify what the CVR holder receives if the company obtains an Undistributable Asset as defined in the CVR certificate;

The Company proposes to supplement its disclosure to include the following:

If the Company, after reaching an agreement with its largest noteholder, distributes to the CVR holders all or part of an Undistributable Asset, the holder of a CVR shall receive the percentage specified in such holder’s CVR of such Undistributable Asset, net of the excluded amounts specified in the CVR. The Company shall take all actions as such holder may reasonably request to record, certificate and/or otherwise effectuate the Holder’s ownership of such undivided interest. Any distribution of all or part of an Undistributable Asset that is a “security” under the applicable securities laws may require the Company to file a registration statement with the SEC or determine the availability of an exemption therefrom. The Company will make such a determination in its negotiations with the largest noteholder.

•         clarify whether the company will register, if appropriate, any non-cash consideration receivable by a CVR holder and the circumstances when this would occur; and,

The Company proposes to supplement its disclosure to include the following:

The Company may not agree to accept any Undistributable Asset without the consent of  the largest noteholder. Accordingly, there can be no assurances that the Company may accept any non-cash proceeds. Further, the Company is obligated to negotiate with the largest noteholder on behalf of all holders of CVRs a mutually agreeable disposition for the rights of all holders of CVRs with respect to such Undistributable Asset. If the Company and the largest noteholder agree, the Company will register under the Securities Act the distribution of non-cash consideration that constitutes a “security” under the applicable securities laws unless they determine an exemption from registration is available. The Company is unable at this time to predict the form of any non-cash consideration that it may receive with respect to any arbitration proceeding or award or sale of its mining data.

•         revise the hypothetical CVR award chart to include fees and expenses outlined in Section II. B of the form of certificate, which do not appear to be reflected in the current chart (i.e., expenses associated with change of control payments and accrued and unpaid operating expenses).

The Company proposes to supplement its disclosure to include the following:

	Assumed gross value received before deductions			$200,000,000		$2,200,000,000
	Deductions
	A Maximum income taxes			$(70,000,000)		$(770,000,000)
	B Redemption of modified notes			$(26,000,000)		$(26,000,000)
	C Payment of estimated accrued and unpaid operating expenses and contingent legal fees			$(10,000,000)		$(10,000,000)

	Assumed Net Value Received			$94,000,000	CVR Payout per $1,000	$1,394,000,000	CVR Payout per $1,000
CVR %
5.465%	Large Note Holders	$84,367,000	98.7%	$5,137,198	$60.89	$76,183,553	$903.00
0.070%	Other Holders	$1,080,000	1.3%	$65,762	$60.89	$975.242	$903.00
5.535%		$85,447,000	100.0%	$5,202,960	$60.89	$77,158,795	$903.00

The assumed values noted above are hypothetical estimates of amount that could be received by the Company with respect to an arbitration award, arbitration settlement, mining data sale or a related transaction.  There can be no assurances that the Company will receive any money or other consideration with respect to its arbitration proceeding.

The minimum value presented represents the management’s estimate of the value of the mining data, equipment and related assets. The maximum value represents the current amount of compensation requested by the Company to be awarded by the arbitration tribunal. There can be no assurance that the Company will be successful in obtaining any award or other compensation through a settlement or asset sale or if that the Company will be successful in collecting any portion of such amounts.

The hypothetical payout amounts shown above include deductions for (A) a hypothetical maximum corporate tax rate of 35%, (B) redemption of Modified Notes assuming they have not already been redeemed prior to an award, and (C) an estimate of the maximum of other current obligations of the Company including a success fee related to arbitration (as referenced in the CVR).

The table above excludes any amounts that might be payable to employees holding Change of Control Agreements estimated to total approximately $15 million. Such amount would only be payable from the hypothetical award or proceeds shown in the table above if there was a change of control of the Company. The terms of the CVR limit the amount of the professional fees and expenses that may be excluded to $10,000,000 and the amount of the accrued and unpaid operating expenses that may be excluded to $1,000,000.

The Offer, page 20

2.         We partially reissue prior comment 2. Refer to Note 3 of the 10-K filed for the fiscal year end 12-31-2011. Similar to the disclosure provided there, revise to provide any updated information regarding the status and number of pending arbitration claims against the Venezuelan government. Include any updates that would be relevant to an understanding of the likelihood of settlement or the recovery rate. Also, please revise the disclosure to address the distinct risk associated with the length of timing of the proceedings and the risk that any award or settlement would be significantly delayed.

The Company proposes to supplement its disclosure to include the following:

The Company understands that numerous pending arbitration actions are being pursued against Venezuela at this time before the ICSID (See ICSID website at http://icsid.worldbank.org/ICSID/) and further understands that Venezuela has reportedly settled and/or made full or partial payment for damages to a limited number of claimants. ICSID Arbitrations are non-public proceedings and, as a result, we have no specific information regarding the actual amounts paid or what percentage such payments represented of the original claim against Venezuela or the timing of such payments. Based on the uncertain nature of arbitration under investment treaties, the Company does not have a basis upon which to estimate the timing and the amount of an award or settlement, if any, or the likelihood of its collection. Accordingly, there can be no assurances that the Company’s arbitration proceedings will be completed or settled within any specific or reasonable period of time, the Company will receive any award or settlement or that any award or settlement will be paid within any specific or reasonable period of time following the award or settlement, if any.

3.         You indicate that management would consider $200 million in connection with the mining data sale. Please clarify the distinction made between what management would consider accepting versus what management reasonably estimates is the fair market value of the data. Would management accept a lesser amount for the mining data? If management will not accept an amount less than $200 million, please revise to explain in the disclosure the basis for the $200 million estimate given that the total assets of the company for the fiscal year ended 12-31-2011 was approximately $78.3 million, of which approximately $1.4 million is listed as Venezuelan property and equipment.

            The Company proposes to supplement its disclosure to include the following:

            The Company’s determination of the amount it would consider accepting in connection with any sale or transfer of its mining data is not based on the value of the Company’s assets set forth in its financial statements, but represents the Company’s estimates of the costs incurred by the Company in developing the Brisas Project, all of which costs have been written off.  The costs were incurred with respect to extensive exploration costs including geology, geophysics and geochemistry, approximately 975 drill holes totaling over 200,000 meters of drilling, independent audits of drilling, sampling, assaying procedures and ore reserves methodology, environmental baseline work/socioeconomic studies, hydrology studies, geotechnical studies, mine planning, advanced stage grinding and metallurgical test work, tailings dam designs, milling process flow sheet designs, Environmental Impact Statement and Bankable Feasibility Study, including a number of subsequent updates, and an independent CSA National Instrument 43-101 report.

10. Additional  Information, page  38

4.         We note your acknowledgment  in response to comment 4 but the disclosure under this heading continues to suggest that forward incorporation is permitted. Please revise.

The Company will revise as requested.

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If you have any questions or comments, please contact me at 214 978 3028.

Regards,
Baker & McKenzie LLP /S/ ALBERT G. MCGRATH, JR.
Albert G. McGrath, Jr.